2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NYS BANKING DEPT

MATTER NAME: 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT

NARRATIVE: PLEASE BE ADVISED THAT THE UNDERLYING FACTS AT ISSUE IN THIS MATTER AS DESCRIBED BELOW WERE ADDRESSED BY MULTIPLE GOVERNMENT AUTHORITIES. EACH MATTER IS BEING SUBMITTED AS A SEPARATE CRIMINAL OR REGULATORY DISCLOSURE ON THIS APPLICATION EVEN THOUGH THE UNDERLYING FACTS ARE IDENTICAL IN EACH MATTER.

THE THREE MATTERS INVOLVING THE BELOW CONDUCT ARE:
1. 2005 NON-PROSECUTION AGREEMENT WITH THE US ATTORNEY'S OFFICES FOR THE SOUTHERN AND EASTERN DISTRICT OF NEW YORK;
2. 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT; AND
3. 2007 CLAIM BY THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION.

ON APRIL 21, 2006, THE BANK OF NEW YORK ("BNY") ENTERED INTO A FORMAL WRITTEN AGREEMENT ("AGREEMENT") WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT THAT IMPOSED A NUMBER OF REPORTING REQUIREMENTS AND CONTROLS IN CONNECTION WITH BNY'S BANK SECRECY ACT AND ANTI-MONEY LAUNDERING PROCESS ("BSA/AML PROGRAM").

INTERNAL AND OTHER REVIEWS CONDUCTED IN 2005 REVEALED DEFICIENCIES IN BNY'S COMPLIANCE FUNCTION AND AUDIT'S ROLE IN ITS BSA/AML PROGRAM, PARTICULARLY WITH REGARD TO INTERNAL CONTROLS AND PROCEDURES FOR INITIATING, TRACKING, DOCUMENTING, RECONCILING, AND AUDITING SUSPICIOUS ACTIVITY REFERRALS AND ENSURING THAT SUSPICIOUS ACTIVITY REPORTS WERE TIMELY FILED. THE REVIEWS ALSO FOUND DEFICIENCIES IN THE ENHANCED DUE DILIGENCE AND MAINTENANCE OF ACCURATE AND CURRENT CUSTOMER RISK ASSESSMENTS.

THE AGREEMENT SET FORTH A SERIES OF STEPS TO BE TAKEN BY BNY TO STRENGTHEN AND ENHANCE ITS COMPLIANCE PRACTICES, SYSTEMS, CONTROLS AND PROCEDURES.

BNY FULLY COMPLIED WITH THE TERMS AND CONDITIONS OF THE AGREEMENT AND IT WAS LIFTED IN JUNE 2009.